SECURI ISSION

13025823

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SEC MAIL RECEIVED SEP 18 2013 WASH DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Topeka Capital Markets, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, Suite 1702
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Jackson (212) 709-5701
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Topeka Capital Markets, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**TOPEKA CAPITAL MARKETS, INC.**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2013

# TOPEKA CAPITAL MARKETS, INC.

## CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To Topeka Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Topeka Capital Markets, Inc. (the "Company") as of June 30, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Topeka Capital Markets, Inc. as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

***Emphasis of a Matter***

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has an accumulated deficit, a working capital deficit and a net loss from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. Our opinion is not modified with respect to this matter.

Rothstein Kass

Roseland, New Jersey
September 10, 2013

# TOPEKA CAPITAL MARKETS, INC.

## STATEMENT OF FINANCIAL CONDITION

| June 30, 2013 | | |
|---|---|---|
| **ASSETS** | | |
| **Cash** | $ | 116,797 |
| **Tax receivable** | | 12,371 |
| **Due from broker** | | 735,187 |
| **Property and equipment,** net | | 161,781 |
| **Restricted cash,** security deposit | | 122,578 |
| **Other assets** | | 16,045 |
| | $ | 1,164,759 |
| **LIABILITIES AND STOCKHOLDERS' DEFICIENCY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 584,788 |
| Deferred rent | | 59,963 |
| Total liabilities | | 644,751 |
| **Liabilities subordinated to claims of general creditors** | | 1,569,000 |
| **Stockholders' deficiency** | | |
| Class A Common stock, no par value, 22,750 shares authorized, 11,375 issued and outstanding | | 10 |
| Class B Common stock, $.001 par value, 17,487 shares authorized, issued, and outstanding | | 17 |
| Class C Common stock, $.001 par value, 57,390 shares authorized, 5,739 issued, and outstanding | | 5 |
| Class D Common stock, $.001 par value, 12,300 shares authorized, 6,150 issued, and outstanding | | 6 |
| Class E Common stock,no par value, 15,310 shares authorized, 7,655 issued, and outstanding | | |
| Additional paid-in capital | | 6,174,962 |
| Accumuated deficit | | (7,223,992) |
| Total stockholders' deficiency | | (1,048,992) |
| | $ | 1,164,759 |

*See accompanying notes to financial statements.*

## 1. Nature of business and summary of significant accounting policies

*Nature of Business*

Topeka Capital Markets, Inc. (the "Company") is a corporation organized under the laws of the state of Delaware on May 4, 2010. The Company commenced operations on April 1, 2011. The Company's operations consist primarily of engaging in brokerage and principal transactions, and providing research services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on September 10, 2013. Subsequent events have been evaluated through this date.

*Restricted Cash*

The Company has a letter of credit as a security deposit for one of its office locations.

*Commission Revenue and Expense Recognition from Securities Transactions and Research Commissions*

Research and trading commissions from clients and the related revenues and expenses are recorded on a trade-date basis. Research revenues from clients for payment of the research product are recorded as invoiced.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

| Asset | Useful Life | Estimated Principal Method |
|---|---|---|
| Furniture and fixtures | 3 years | Straight-line |
| Computer equipment | 3 years | Straight-line |
| Leasehold improvements | 5 years | Straight-line |

**1. Nature of business and summary of significant accounting policies (continued)**

*Income Taxes*

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' deficiency. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. At June 30, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## 2. Liquidity, going concern consideration and managements' plan

Since commencement of operations, the Company has incurred net losses, negative cash flows from operations and has an accumulated deficit. The Company has relied on financing from its shareholders and will continue to need additional financing until it achieves profitable operations and positive cash flows from operations.

Management's plans in regard to these matters are to issue equity to existing shareholders to continue to fund day to day operations, issue equity to new investors, reduce capital expenditures, seek to obtain a loan from a financial institution and reduce operating costs by re-negotiating agreements with vendors. The Company has increased their customer base and plans to continue adding customers as they expand their business offerings in an effort to achieve profitable operations. Management is also working closely with new and existing customers to reduce the sales-cycle and receive payment for services in a more timely manner. There can be no assurance that the Company will be successful in these efforts or that available capital will be sufficient to fund future operations. The failure to do so would raise substantial doubt as to the Company's ability to continue as a going concern. No adjustment has been made in the financial statements of the Company to the amounts and classification of assets and liabilities which could result should the Company be unable to continue as a going concern.

## 3. Property and equipment

Details of property and equipment at June 30, 2013 are as follows:

| | |
|---|---|
| Computer equipment | $ 317,661 |
| Leasehold improvements | 12,362 |
| Furniture and fixtures | 95,068 |
| | 425,091 |
| Less accumulated depreciation and amortization | 263,310 |
| | $ 161,781 |

Depreciation expense amounted to approximately $125,000 for the year ended June 30, 2013.

## 4. Liabilities subordinated to claims of general creditors

At June 30, 2013, the Company had two subordinated loan agreements with a stockholder which were in accordance with agreements approved by FINRA in the amount of $1,000,000 and $600,000 respectively. Both agreements mature on April 1, 2021. An unauthorized payment of $31,000 was made during the year ended June 30, 2013. FINRA reviewed the transaction and did not require any additional adjustments. At June 30, 2013, $1,569,000 was outstanding under the loan agreements.

## 5. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2013, the Company's net capital was approximately $207,000, which was approximately $107,000 in excess of its minimum requirement of $100,000.

## 6. Income taxes

At June 30, 2013, the provision for income taxes of $4,127 is for state and local taxes.

At June 30, 2013, the Company has federal and state net operating loss carryforwards (NOLs) of approximately $7,077,000 for federal and $8,819,000 for state and local taxes, which begin to expire in 2029. The deferred tax asset from the Company's NOLs is approximately $3,478,000. A valuation allowance for the full amount of the deferred tax asset has been established. The change in the valuation allowance was approximately $2,036,000.

## 7. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the amount due from broker is pursuant to this clearance agreement and includes a clearing deposit of $500,000.

## 8. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

## 9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii), and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

### 10. Common stock

The Company has five classes of common stock. Class A common stock has voting rights. All other classes of stock are non-voting. Holders of common stock will share equally, on a per share basis, in any dividends declared by the Board of Directors and in the event of involuntary liquidation, dissolution or winding up. Immediately prior to the Company effecting an initial public offering of shares of Class A stock pursuant to a registration statement under the Securities Act of 1933, all outstanding shares of non-voting common stock shall automatically convert into one share of Class A common stock. If any stockholder is deemed to possess excess shares of Class A common stock, those shares will convert into Class B non-voting common stock.

### 11. Commitments and contingencies

The Company rents office space in Chicago, San Francisco, San Diego and New York City under four non-cancellable operating leases. The Chicago lease is a 13-month lease expiring on March 31, 2014 and calls for monthly payments of $2,189 plus any taxes and fees. The San Francisco lease expires on April 30, 2014 and calls for monthly payments of $2,159 plus any taxes and fees. The San Diego lease expires on March 10, 2014 and calls for monthly payments of $534. The New York City lease expires on June 30, 2021. Rent includes a base rent and additional charges for taxes and fees. The annual base rent increases every 5 years.

Aggregate future lease payments of office space subsequent to June 30, 2013 are approximately as follows:

| Years ending June 30, | | |
|---|---|---|
| 2014 | $ | 248,000 |
| 2015 | | 230,000 |
| 2016 | | 232,000 |
| 2017 | | 251,000 |
| 2018 | | 251,000 |
| Thereafter | | 752,000 |
| | $ | 1,964,000 |

### 12. Subsequent events

On August 28, 2013, the Company completed a capital raise of $200,000 to fund operations.